UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CUSIP NUMBER: 090911 10 8

FORM 12b-25

SEC FILE NUMBER: 000-19627

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form N-SAR ☐  Form N-CSR

For Period Ended:     December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOLASE TECHNOLOGY, INC.

Full Name of registrant

Not applicable

Former Name if Applicable

981 Calle Amanecer

Address of Principal Executive Office (Street and Number)

San Clemente, California 92673

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As described in the registrant’s press release dated March 17, 2005, the registrant has filed this Form 12b-25 to notify the Commission that it was unable to timely file its Form 10-K. The principal reasons for the delayed filing are: (i) the registrant has not completed its review of its internal control over its financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) the registrant has not completed the preparation of its financial statements as it continues to review potential adjustments to prior year financial statements and quarterly periods in 2004 and was unable to complete this review on a schedule that would have permitted timely filing of the Form 10-K. The remaining open items with respect to the financial statements for the 2004 fiscal year include, but are not limited to, the evaluation and accounting treatment of the previously announced Diodem transaction as well as other areas discussed in this Form 12b-25, including in Part IV. The registrant also expects, upon completion of management’s assessment of internal control over financial reporting as required by the Sarbanes-Oxley Act Section 404, to identify significant deficiencies and potentially material weaknesses in its internal control, particularly in the areas of inventory, accruals, deferred revenue and sales tax. At this time, the registrant has not completed its assessment and therefore is unable to identify areas of internal control that may have material weaknesses. However, management may identify control deficiencies that result in material weaknesses as it completes its assessment of internal control over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If material weaknesses exist, management will be required to conclude, and report in its 2004 Form 10-K, that its internal control over financial reporting was not effective at December 31, 2004. Likewise, in this event, the registrant’s independent registered public accounting firm would be required to issue an adverse opinion on the effectiveness of its internal control over financial reporting.

The registrant plans to file its Form 10-K for the 2004 fiscal year as soon as practicable, but does not currently expect that such filing will occur on or before the fifteenth day following the required filing date (March 16, 2005) as prescribed by Rule 12b-25 of the Exchange Act of 1934.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of the completion of its analysis as to its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of

2002, the expected filing date of its Form 10-K for the 2004 fiscal year and the timing of the completion of management’s review of potential adjustments to prior year financial statements and quarterly periods in 2004 and the amounts and items being considered in connection with such potential adjustments, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant’s review of its accounting matters, any potential SEC or Nasdaq inquiry with respect to the potential adjustments or the registrant’s accounting practices, the ability of the registrant to file its periodic reports, the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act of 1934, including its quarterly report on Form 10-Q/A for the period ended September 30, 2004 filed November 10, 2004. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John Hohener	949	361-1200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed under Part III above, the registrant (i) has not completed its review of its internal control over its financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) continues to review potential adjustments to prior year financial statements and quarterly periods in 2004. At this time, the registrant is considering potential adjustments to prior periods relating to the following items: (i) approximately $1.0 million to $1.5 million in under accrued sales tax and value-added tax obligations in 2002 and 2003, which may be partially reversed due to settlements of such obligations during 2004; (ii) deferral of approximately $350,000 of revenue that was originally recognized in 2003 to 2004; and (iii) corrections to certain accrued liabilities aggregating approximately $325,000 during 2003 and the quarters in 2004. The registrant is currently in the process of assessing the impact and the materiality of these potential adjustments on prior periods but has not completed its review. Although the registrant has not concluded the process of preparing its financial statements for the 2004 fiscal year, when such statements are complete, the registrant expects to report increased sales from the 2003 fiscal year and a loss for the 2004 fiscal year. There can be no assurance that the registrant’s review of accounting matters will not result in adjustments other than the adjustments described above.

BIOLASE TECHNOLOGY, INC.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ John Hohener
John Hohener, Executive Vice President and
Chief Financial Officer